Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

SAN JOSÉ SILVER AND GOLD 2009 PRODUCTION INCREASED 14% AND 42%
RESPECTIVELY OVER 2008

TORONTO, ONTARIO – January 21, 2010 - Minera Andes Inc. (the "Corporation" or "Minera Andes") (TSX: MAI and US OTC: MNEAF) is pleased to announce the San José mine production results for year end 2009 and fourth quarter 2009.  Total production at the San José mine increased to 4,998,000 ounces of silver and 77,070 ounces of gold, of which 49% is attributable to Minera Andes.  Compared to 2008, the 2009 year end silver and gold production was 14% and 42% higher, respectively.  During the fourth quarter, the San José mine produced 1,032,000 ounces of silver and 19,960 ounces of gold.

Fourth quarter and annual 2009 production cost information will be provided end of February with annual financial results by the end of March 2010.

A major milestone was achieved at the San José mine when the Kospi vein was finally brought into production at the end of June.  The impact of the contribution of Kospi ore, which is characterized by higher gold grades, is in the increase in the average head grades for gold in the third and fourth quarters compared to the previous two quarters.

SAN JOSÉ PRODUCTION: QUARTERLY & YEAR END SUMMARY 2009 (100% BASIS)*
Production	TOTAL 2009	Q4 2009	Q3 2009	Q2 2009	Q1 2009	TOTAL 2008
Ore production (tonnes)	460,972	100,460	122,342	119,184	118,986	295,963
Average head grade silver (g/t)	396	351	407	400	427	559
Average head grade gold (g/t)	6.23	7.34	6.65	5.65	5.29	6.69
Silver produced (ounces)	4,998,000	1,032,000	1,402,000	1,265,000	1,299,000	4,381,000
Gold produced (ounces)	77,070	19,960	22,470	18,080	16,560	54,260
Net silver sold (ounces)	5,072,000	989,000	1,536,000	1,709,000	838,000	4,588,000
Net gold sold (ounces)	77,220	19,230	24,680	21,930	11,380	57,700
*49% of the San José mine production is attributable to Minera Andes Inc.

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FOURTH QUARTER 2009 RESULTS

Fourth quarter 2009 silver production was 26% lower and gold production was 11% lower compared to the third quarter of 2009. The decrease in silver and gold production was the result of a loss of 15 days in October due to labour disruptions as well as lower head grades for silver.  The labour issues have been settled, and the mine is currently operating closer to capacity.

Compared to the same quarter last year, the fourth quarter 2009 silver production decreased 22% and gold increased 15% mainly because of a decrease in silver head grades and an increase in gold head grades. Mill throughput in the fourth quarter of 2009 was 18% lower than the level of the previous quarter and 7% lower compared to the fourth quarter of 2008 again largely due to the labour disruptions. There were 23 lost production days during 2009, 15 in October, 5 in September and 3 days in May.

SAN JOSÉ PRODUCTION:  RECENT QUARTERS & Q4 2008 COMPARISON (100% BASIS)*
Production	Q4 2009	Q3 2009	Q4 2008
Ore production (tonnes)	100,460	122,342	107,875
Average head grade silver (g/t)	351	407	463
Average head grade gold (g/t)	7.34	6.65	5.91
Silver produced (ounces)	1,032,000	1,402,000	1,329,000
Gold produced (ounces)	19,960	22,470	17,370
Net silver sold (ounces)	989,000	1,536,000	1,135,000
Net gold sold (ounces)	19,230	24,680	13,910
*49% of the San José mine production is attributable to Minera Andes Inc.

Sales of silver and gold were respectively, 36% and 22% lower in fourth quarter of 2009 compared to the third quarter as a result of lower production and an increase in product inventories.

In comparison to the same quarter last year, sales in fourth quarter of 2009 were 13% lower for silver as a result of lower production, partially offset by an increase in product inventories during the third quarter of 2008, and 38% higher for gold because of higher production and an increase in product inventories during the third quarter of 2008.

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets:  A 49% interest in Minera Santa Cruz SA who owns the San José Mine which is a large primary silver producer, which produced 4,998,000 million oz silver and 77,070 oz gold in 2009; 100% ownership of the Los Azules copper deposit; and, a portfolio of exploration properties in the highly prospective Deseado Massif region of Santa Cruz Province in southern Argentina.  Minera Andes continues to be well funded and have no bank debt. The Corporation had $20.9 Million USD in cash as at September 30, 2009.

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Reliability of Information: Minera Santa Cruz S.A., the owner of the San José mine, is responsible for and has supplied to the Corporation all reported results from the San José mine. This press release is based entirely on information provided to Minera Andes by Minera Santa Cruz S.A. (MSC). Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Corporation is not the operator of the San José mine, there can be no assurance that production information reported to the Corporation by MSC is accurate, the Corporation has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

For further information, please contact: Helen Bilhete or visit our Web site: www.minandes.com.
Helen Bilhete Director, Investor Relations 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Caution Concerning Forward-Looking Statements: This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include but may not be limited to references to ongoing labour relations cooperation and expected production. In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things, declines in the price of gold, silver, copper and other base metals, capital and operating cost increases, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks. Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

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